Mail Stop 3561

March 19, 2010

Mr. Anello C. Garefino
Chief Financial Officer
3061 Industry Drive
Lancaster, Pennsylvania17603

> **Re: Herley Industries, Inc.**
> **Form 10-K for the year ended August 2, 2009**
> **Filed October 19, 2009**
> **File No. 000-05411**

Dear Mr. Garefino:

We have reviewed your response letter dated March 5, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 2, 2009

Statements of Cash Flows, page F-7

1. We note from your response to our prior comment 2 that a portion of the $8,982 amount included on the statement of cash flows as "litigation and claims settlements" relates to the settlement of litigation with a customer resulting in a charge to cost of products sold of $7,711 million. You also disclose that this litigation settlement is discussed in your response to our prior comment 3. However, we note that the amount recorded as a charge to cost of sales due to the EDO settlement discussed in our prior comment 3 is $4,299, rather than $7,711. Please resolve this discrepancy for us. If the $7,711 includes other settlements or transactions than the EDO settlement, please provide us with the nature and amount of those other settlements or transactions.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(717) 735-8123